Prospectus Supplement No. 2	Filed Pursuant to Rule 424(b)(3)
To prospectus dated April 1, 2013	Registration Statement No. 333-180535

GEOVAX LABS, INC.

This prospectus supplement supplements information contained in the prospectus dated April 1, 2013 and should be read in conjunction therewith, including any previous supplements and amendments thereto, which are to be delivered with this prospectus supplement.

We are reducing the exercise price of our outstanding Series B Common Stock Purchase Warrants to purchase up to an aggregate of 1,166,666 shares of our common stock.  The Series B Common Stock Purchase Warrants, which we refer to as the Series B Warrants, were issued in connection with the private placement of our Series A Convertible Preferred Stock that closed on March 21, 2012.  The exercise price for all of the Series B Warrants was reduced from $0.60 to $0.50 per share.

Each holder of the Series B Warrants executed a Reset Offer Agreement on May 14, 2013 with respect to the reduction of the exercise price of the Warrants.  In consideration for the reduction of the exercise price, the holders of the Series B Warrants agreed to immediately exercise all 1,166,666 of the outstanding Series B Warrants for cash, for an aggregate purchase price of $583,333.

Investing in our securities involves a high degree of risk and the purchasers of the securities may lose their entire investment.  See “Risk Factors” included in our prospectus dated April 1, 2013 to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 15, 2013.